                                                June 19, 2001

Ms. Barbara C. Jacobs
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

RE:  The Ashton Technology Group, Inc.
     Withdrawal of Registration Statement on Form S-2
     Filed on March 5, 2001 and
     Amendment No.1 to the Form S-2
     Filed on May 22, 2001
     File No. 333-58042

Dear Ms. Jacobs:

     Pursuant to Rule 477 of the Securities Act of 1933, we hereby request withdrawal of the above-captioned registration statement. This registration statement has not been declared effective by the Commission and, consequently, the Company has sold no securities under the registration statement.

     We are requesting this withdrawal because we have determined that it is necessary to modify the structure of the equity line transaction described in the registration statement in a manner that cannot be achieved within the context of the registration statement as filed. We may file a subsequent registration statement to register the shares involved in a restructured equity line transaction. In the alternative, we may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

     We understand that this application to withdraw our registration statement on Form S-2 will become effective automatically upon filing with the Commission, unless the Commission objects within 15 days after the filing hereof.

     Please feel free to call me at 215.789.3300 should you have any questions or comments.

                                Sincerely,

                                /s/ Arthur J. Bacci

                                Arthur J. Bacci
                                President and Chief Operating Officer